Exhibit 99.1

(English Translation)

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE 298TH MEETING OF THE BOARD OF DIRECTORS

ON AUGUST 30, 2021

I. DATE, TIME AND PLACE: On August 30, 2021, at 5:30 p.m., by deliberative circuit under the terms of article 29, paragraph 1 of the Company's Bylaws.

II. CALL NOTICE: Call notice made by individual messages to the Board Members, under the terms to article 28, paragraph 1 of the Company's Bylaws.

III. ATTENDANCE: All the members of the Board of Directors were present and signed below. Mr. Rodrigo Modesto de Abreu, Mr. Antonio Reinaldo Rabelo Filho, Mr. José Claudio Moreira Gonçalves (Naval), Mr. Marcos Mendes, Mr. Arthur Jose Lavatori Correa, and Ms. Daniella Geszikter Ventura, all representatives of the Company, also attended the meeting.

IV. MEETING BOARD: Chairman of the meeting: Mr. Eleazar de Carvalho Fillho; Secretary of the meeting: Ms. Luciene Sherique Antaki.

V. AGENDA: Change in the Company’s Statutory Management.

VI. RESOLUTIONS: Once the meeting was installed by the Chairman, in relation to the sole item on the Agenda, the Board of Directors unanimously decided for the removal, on this date, of Mr. Bernardo Kos Winik from the position of Statutory Executive Officer without specific designation, and said position remains vacant. The matter was dealt with by the People, Nomination and Corporate Governance Committee ("CGNG") in a meeting held on this date. At the end, the Board Members expressed their gratitude to Mr. Bernardo Kos Winik, recognizing his dedication and commitment during the period in which he held his position.

VII. CLOSING: With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drawn up. Once read, the minutes were approved by the present Board Member and by the Secretary. (a.a) Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Raphael Manhães Martins.

This is a true copy of the original drawn up in the relevant book.

Rio de Janeiro, August 30, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

Oi S.A. – In Judicial Reorganization

Minutes of the 298th Meeting of the Board of Directors

On August 30, 2021